Form 51-102F3
Material Change Report

Item 1             Name and Address of Company

MAG SILVER CORP. (the “Issuer”)
328 – 550 Burrard Street
Vancouver BC, V6C 2B5
Telephone:  (604) 630-1399  Facsimile:  (604) 484-4710

Item 2                                 Date of Material Change

January 23, 2008

Item 3                                 News Release

The Issuer issued a news release at Vancouver, British Columbia on 23 January 2008 through Marketwire.

Item 4                                 Summary of Material Change

MAG SILVER UPDATES INITIAL EXPLORATION PROGRAMAT LAGARTOS SE IN ZACATECAS DISTRICT

6.0 metres of 42.5 grams per tonne (g/t) silver and 0.34 g/t gold

Vancouver, B.C. …MAG Silver Corp. (TSX: MAG) (AMEX: MVG) (“MAG”) is pleased to provide an update of the 2007 Phase One exploration drilling program at it’s 100% owned Lagartos SE project in the Panuco Zone at the north end of the historic  Zacatecas Silver District.  The objective of the program was to test at shallow depths, a number of veins and structural targets. These veins which are traceable for strike lengths of 600 to 1,000 metres were drilled to determine which of these targets offer the best opportunity to host significant silver/gold mineralization at depth.  MAG has completed 20 holes for 7,066 metres in this initial drilling program.
Item 5.1                       Full Description of Material Change

Please see the Issuer’s news release dated 23 January 2008 (NR#08-02) for a full description of the material change.

Item 5.2                       Disclosure for Restructuring Transactions

Not applicable.

Item 6                                 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7                                 Omitted Information

Not applicable.

Item 8                                 Executive Officer

For further information, contact Dan MacInnis, President and CEO of the Issuer, at (604) 630-1399.

Item 9                                 Date of Report

Dated 23 January 2008